Exhibit 99.14

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Metal Storm and TASER Sign MoU
Brisbane, Australia — 20 July 2011: Metal Storm Limited.
Metal Storm Limited is pleased to announce that it has entered into a Memorandum of Understanding (MoU) with TASER International Inc. and BREON Defence Systems Pty Limited to develop and market TASER® less-lethal ammunition for the Metal Storm MAUL™ weapon.
Under the MoU the parties will collaborate to develop, produce and market Metal Storm MAUL™ ammunition that launches the TASER® Extended Range Electronic Projectile (XREP™).
TASER International manufactures industry leading Electronic Control Devices (ECDs) that are used worldwide by law enforcement, military, correctional services, professional security, and personal protection markets. TASER ECDs use proprietary technology to incapacitate dangerous or high-risk subjects who pose an immediate risk to themselves or others. The use of TASER devices dramatically reduces injury rates for law enforcement officers and suspects.
The TASER XREP is the most technologically advanced projectile ever deployed from a 12-gauge cartridge. It delivers a similar Neuro Muscular Incapacitation bio-effect as handheld TASER ECDs, but can be delivered to a much greater effective range — up to 100 feet from the operator.
Metal Storm’s MAUL™ is a highly compact, multi-shot 12 gauge launcher that is ideally suited to law enforcement and military applications. It can be fitted as an accessory to an assault rifle, or operated from its own shoulder stock or pistol grip attachments. Weighing just 800 grams, MAUL™ uses Metal Storm’s patented stacked projectile technology to provide semi-automatic fire as fast as the operator can squeeze the trigger. A full weapon reload of up to five rounds takes less than two seconds.
TASER International Chairman and Founder, Tom Smith said that the MAUL™ and XREP combination would be ideal for sectors of the market where extended range was needed but size and weight had to be minimized.
“We developed the XREP to provide an extended range for situations where a close approach was dangerous or not possible,” he

Metal Storm Limited
ACN 064 270 006
said. “MAUL™ will provide this capability from a very lightweight, compact accessory launcher, rather than the operator having to carry a separate conventional shotgun.”
Metal Storm CEO, Lee Finniear said that the TASER XREP will add a new and highly effective projectile to the MAUL™ less-lethal capability.
“Our objective with MAUL™ has been to deliver a lightweight launcher that complements conventional assault rifles by providing a broad range of capabilities for non-lethal, door breaching and other specialized missions.” he said. “The TASER XREP ammunition will provide the exceptionally versatile TASER Neuro Muscular Incapacitation from the MAUL™ weapon, with the added benefit of a longer range than the conventional TASER. In our view MAUL™ plus the XREP will be a game changing combination for urban military and law enforcement operations.”
BREON Defence Systems is also a party to the MoU. BREON is the exclusive Asia Pacific Distributor for TASER products, and it recently signed an exclusive distributorship agreement with Metal Storm for MAUL™ for the law enforcement market in Australia and New Zealand. BREON will provide local Australian support for the collaboration, plus assist with the development of effective marketing and business development strategies for the combined system.

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
About TASER International, Inc.
TASER International, Inc. (NASDAQ:TASR) is a global provider of safety technologies that prevent conflict and protect life. More than 16,200 public safety agencies in 107 countries rely on TASER® electronic control devices (ECDs) and AXON on-officer camera systems to help protect and serve. TASER innovations benefit individuals and families too, providing personal protection and accountability while maintaining regard for life. Since 1994, more than 236,000 individuals have relied on TASER technology as a means for effective personal safety. Learn more about TASER International and its solutions at www.TASER.com, www.Evidence.com and www.Protector.com or by calling +1 (480) 905-2000. Be a part of the TASER community by joining us on Facebook, Twitter and YouTube.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.